FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 30, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 30th April 2024, in the Company’s registered office at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg, at 15:00 (Central European Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

TENARIS S.A. Société Anonyme Registered office: 26, Boulevard Royal L-2449 Luxembourg R.C.S. Luxembourg B 85 203 www.tenaris.com

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 30th April 2024, in the Company’s registered office at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg, at 15:00 (Central European Time)

1.	Consideration of (i) the Company’s 2023 annual report containing the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2023, and on the annual accounts as at 31st December 2023, and the external auditors’ reports on such consolidated financial statements and annual accounts and; (ii) the Company’s 2023 annual sustainability report containing the non-financial statement.

The Meeting resolved to acknowledge (i) the Company’s annual report containing the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2023, and on the Company’s annual accounts as at 31st December 2023, and the external auditors’ reports on such consolidated financial statements and annual accounts; and (ii) the Company’s 2023 annual sustainability report containing the non-financial statement.

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2023.

The Meeting resolved to approve the Company’s consolidated financial statements as of and for the year ended 31st December 2023.

3.	Approval of the Company’s annual accounts as at 31st December 2023.

The Meeting resolved to approve the Company’s annual accounts as at 31st December 2023.

4.	Allocation of results and approval of dividend payment for the year ended 31st December 2023.

The Meeting resolved (i) to approve an Annual Dividend of US$0.60 per share (or US$1.20 per ADR), which represents an aggregate sum of approximately US$0.7 billion, it being understood that the Annual Dividend approved pursuant to this resolution includes the Interim Dividend of $0.20 per share ($0.40 per ADR) or approximately $235 million, paid on 22nd November 2023, out of the Company’s retained earnings account; (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the Dividend Balance so approved, including the applicable record date, (iii) to pay the Dividend Balance so approved, in the amount of US$0.40 per share entitled to dividends (or US$0.80 per ADR), in U.S. dollars, representing approximately US$459 million, on 22nd May 2024, out of the Company’s retained earnings reserve; and (iv) that the profit of the year ended 31st December 2023, be allocated to the Company’s retained earnings account, with both the Interim Dividend and the Dividend Balance being paid out of the Company’s retained earnings account.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2023.

The Meeting resolved to discharge all those who were members of the Board of Directors throughout the year ended 31st December 2023, from any liability in connection with the management of the Company’s affairs during such year.

6.	Election of the members of the Board of Directors.

The Meeting resolved to (i) set the number of members of the Board of Directors in eleven; (ii) re-appoint Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. María Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel to the Board of Directors; and (iii) appoint Ms. Molly Montgomery as new member of the Board of Directors, each of them to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2024 annual accounts.

7.	Approval of the compensation payable to the members of the Board of Directors for the year ending 31st December 2024.

The Meeting resolved to approve that, as compensation for his/her services during the fiscal year 2024, (i) each of the members of the Board of Directors receive an amount of US$115,000; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000; and (iii) the Chairperson of the Audit Committee receive, further, an additional fee of US$20,000.

8.	Approval of the Company’s compensation report for the year ended 31st December 2023.

The Meeting resolved to approve the 2023 Compensation Report of the Company, which reports the compensation paid or payable to the members of the Board of Directors and the Company’s chief executive officer, for the performance of their duties during the year ended 31st December 2023.

9.	Approval of the Company’s compensation policy applicable to the members of the Board of Directors and the Chief Executive Officer.

The Meeting resolved to approve the revised Compensation Policy applicable to the members of the Board of Directors and the Company’s chief executive officer, effective as from the year 2024.

10.	Approval of the external auditors’ fees for the fiscal year ending 31st December 2024.

The Meeting resolved to (i) approve the external auditors’ fees for audit, audit-related, tax compliance and advisory services, and other permitted non-audit services to be rendered during the fiscal year ending 31st December 2024, broken-down by billing currency (Argentine Pesos, Brazilian Reais, Canadian Dollars, Colombian Pesos, Euro, Mexican Pesos and U.S. Dollars) up to a maximum amount for each currency equal to ARS 821,760,459 (subject to adjustment based on the salary increases granted by the Company to its professional personnel in Argentina), BRL 529,398, CAD 102,769, COP 389,845,029, EUR 1,766,970, MXN4,324,429, and US$ 672,695, and (ii) authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

11.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.